# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuran Wireless Inc., CIK 0001680637
CUSIP: 67059X304
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, Quebec Canada (A8), G1N 2G3
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001780099-26-000003
Filed by CIK 0001780099

## Reporting persons
- KW Capital Partners Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,301,734; sole dispositive power 1,301,734; aggregate amount beneficially owned 1,301,734 (8.9% of the class)
  Comment: The percentage set forth in Row 11 is calculated based on 14,544,700 common shares of Nuran Wireless Inc. (the "Issuer") issued and outstanding as of September 30, 2026, as confirmed by the Issuer's transfer agent.

## Item 1. Issuer
Name of issuer: Nuran Wireless Inc.
Address of issuer's principal executive offices: 2150 CYRILLE-DUQUET STREET, SUITE 100, 2150 CYRILLE-DUQUET STREET, SUITE 100, QUEBEC, QUEBEC, CANADA, G1N 2G3

## Item 2. Person Filing
Name of person filing: KW Capital Partners Limited
Address of principal business office or, if none, residence: 10 Wanless Avenue, Suite 201, Toronto, Ontario, Canada M4N 1V6
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,301,734 Common Shares
Percent of class: 8.9%
Sole power to vote or to direct the vote: 1,301,734 Common Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,301,734 Common Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KW Capital Partners Ltd.: Aaron Eisenberg, Director (10/29/2026)